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November 18, 2010

Via EDGAR

M. H. Christopher Owings
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0404

Re:           Sysco Corporation
Form 10-K for the Fiscal Year Ended July 3, 2010
Filed August 31, 2010
Definitive Proxy Statement on Schedule 14A
Filed September 29, 2010
File No. 001-6544

Dear Mr. Owings:

This firm acts as outside securities counsel to Sysco Corporation (the “Company” or “Sysco”).  This letter sets forth the responses of Sysco to the comments of the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated November 8, 2010 with respect to the Company’s Form 10-K, filed August 31, 2010 (“Form 10-K”), and Definitive Proxy Statement, filed September 29, 2010.

Please understand that the Company is dedicated to its compliance with disclosure requirements and continually strives to enhance the level, clarity and transparency of its disclosures in its filings.  Sysco appreciates your review and your comments and views them as additional tools in achieving these goals.  The Company’s responses to your comments are listed below.  For your convenience, comments contained in your November 8, 2010 letter are reprinted in bold italics below.  Where Sysco intends to provide additional disclosures, with the Staff’s permission, Sysco intends to include these on a prospective basis.  In these cases, example language is provided to facilitate your review.

Mr. H. Christopher Owings
U.S. Securities and Exchange Commission
November 18, 2010

Form 10-K for the Fiscal Year Ended July 3, 2010

Item 1. Business, page 1

1.
We note your statement that your companies distribute “products packaged under [y]our private brands.”  Please discuss the importance and duration of all material patents, trademarks and licenses that you hold.  Refer to Item 101(c)(1)(iv) of Regulation S-K.

Company Response

Sysco does not hold any significant patents or licenses.  We hold numerous trademarks including those used on our privately-branded products.  Approximately half of our privately-branded sales are from products labeled with our SYSCO(R) trademark.  The other half of our privately-branded products are labeled with other trademarks in addition to the SYSCO(R) trademark.  Our disclosure included within Item 1. Business, in our Fiscal 2010 Form 10-K indicated that the loss of the SYSCO(R) trademark would have a material adverse effect on our results of operations.  A portion of this material adverse effect would be from the impact on a large share of our privately-branded products labeled only with the SYSCO(R) trademark.  We do not believe the loss of any of our other trademarks relating to our privately-branded products that do not include the SYSCO(R) trademark would have a material adverse effect on our results of operations.  While we continue to believe that our current disclosure is accurate, we believe expanded disclosure could be helpful and therefore, we intend to include additional disclosure in future filings similar to the following:

“We have numerous trademarks that are of significant importance, including the SYSCO(R) trademark and our privately-branded product trademarks that include the SYSCO(R) trademark.  These trademarks and the private brands on which they are used are widely recognized within the foodservice industry.  Approximately half of our privately-branded sales are from products labeled with our SYSCO(R) trademark without any other trademark.  We believe the loss of the SYSCO(R) trademark would have a material adverse effect on our results of operations.  Our U.S. trademarks are effective for a ten year period and the company generally renews its trademarks before their expiration date unless the trademark is no longer in use. The company does not have any material patents or licenses.”

Mr. H. Christopher Owings
U.S. Securities and Exchange Commission
November 18, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

2.
Item 303(a)(1) and (2) of Regulation S-K states that you should discuss known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity in any material way as well as any material changes in the mix or relative cost of your capital resources.  We note your discussion on page 15 of the impact of recent trends and conditions in the retail environment during fiscal 2010. Please expand your discussion to address the potential future impact of these trends and conditions on your liquidity and capital resources, giving particular consideration to the fact that your primary liquidity is cash flow from operations.

Company Response

In addition to the discussion cited at page 15, the Form 10-K includes a discussion of these trends and conditions and their impact on our business in Risk Factors at page 5 and Management’s Discussion and Analysis at pages 18 and 24.  The Company will provide additional discussion of the impact of the trends on the Company’s liquidity in its second quarter Quarterly Report on Form 10-Q similar to the following:

“Our liquidity and capital resources can be influenced by economic trends and conditions primarily due to their impact on our cash flows from operations.  Weak economic conditions and lower consumer confidence and the resulting pressure on consumer disposable income can lower our sales growth and potentially our cash flows from operations.  While these factors have been present in fiscal 2010 and may persist into fiscal 2011, they did not materially adversely impact our fiscal 2010 cash flows from operations due in large part to effective working capital management and cost controls. In addition, we do not believe there will be a significant impact on our cash flows from operations in fiscal 2011, as we can respond to reduced demand by lowering our working capital.  Further, approximately one-third of our customers are not impacted by general economic conditions to the same extent as restaurants and other food retailers.  These customers include hospitals, nursing homes, schools and colleges.  To the extent that cash flows from operations are not sufficient to fund our liquidity needs, we believe we have sufficient access to capital resources such as our commercial paper program, revolving credit facility and access to privately and publicly issued debt securities.”

Mr. H. Christopher Owings
U.S. Securities and Exchange Commission
November 18, 2010

Item 9A. Controls and Procedures, page 14

3.
We note your statement that “any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives” and that your chief executive and chief financial officers concluded that your controls and procedures “were effective at the reasonable assurance level.” Please supplementally confirm, if true, that your disclosure controls and procedures also were designed to provide reasonable assurance of achieving their objectives.  In addition, please revise future disclosure accordingly.  In the alternative, remove references to the level of assurance of you controls and procedures.  Please refer to Section II.F.4 of Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at www.sec.gov.

Company Response

The Company confirms supplementally to the staff that our disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives.  The Company will revise future filings to include this point in its disclosure, as set forth below:

“Sysco’s management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of July 3, 2010. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding the required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Sysco’s disclosure controls and procedures have been designed to provide reasonable assurance of achieving their objectives. Based on the evaluation of our disclosure controls and procedures as of July 3, 2010, our chief executive officer and chief financial officer concluded that, as of such date, Sysco’s disclosure controls and procedures were effective at the reasonable assurance level.

Mr. H. Christopher Owings
U.S. Securities and Exchange Commission
November 18, 2010

Definitive Proxy Statement on schedule 14A

Executive Compensation, Page 45

Summary Compensation Table, Page 45

4.
Please revise your disclosure in the footnotes to the “Stock Awards” and “Option Awards” columns to clarify, if true, that the amounts reflected in these columns reflect the aggregate grant date fair value of the awards computed in accordance with ASC 718.

Company Response

The Company will revise future disclosures to indicate that the amounts in the referenced columns do reflect the aggregate grant date fair value in accordance with ASC 718.  The Company confirms supplementally that this statement is true with respect to the amounts contained in the “Stock Awards” and “Option Awards” columns of the Proxy Statement filed with the Commission on September 29, 2010.

Sysco acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. H. Christopher Owings
U.S. Securities and Exchange Commission
November 18, 2010

If any member of the Staff has any questions or additional comments, please contact me at (404) 873-8688.

Very truly yours,

ARNALL GOLDEN GREGORY LLP

/s/ B. Joseph Alley, Jr.
B. Joseph Alley, Jr.

cc:        Lilyanna L. Peyser
William J. DeLaney, Sysco Corporation
Michael C. Nichols, Sysco Corporation